UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

Commission File Number 001-41465

SEMANTIX, INC.

(Exact name of registrant as specified in its charter)

Avenida Eusébio Matoso, 1375, 10º andar

São Paulo, São Paulo, Brazil, 05423-180

Tel: +55 11 5082-2656

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 31, 2022, Semantix, Inc. (the “Company”) announced the financial results of Semantix Tecnologia em Sistema de Informação S.A. (the main operating subsidiary of the Company) (“Semantix”) for the six months ended June 30, 2022. A copy of that announcement is furnished as Exhibit 99.1 to this report on Form 6-K.

On August 31, 2022, the Company also announced the acquisition of Zetta Health Analytics. A copy of that announcement is furnished as Exhibit 99.2 to this report on Form 6-K.

A copy of Semantix’s unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021 is furnished as Exhibit 99.3 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Earnings Release for First Half 2022.

99.2	Announcement of Acquisition of Zetta Health Analytics.

99.3	Semantix Tecnologia em Sistema de Informação S.A. - Unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEMANTIX, INC.

Date: August 31, 2022	By:	/s/ Leonardo dos Santos Poça D’Água
	Name:	Leonardo dos Santos Poça D’Água
	Title:	Chairman of the Board, Chief Executive Officer and Class III Director